Exhibit 33

                              Merger Bulletin

                            [Great Western Logo]


                       May 27, 1997 Vol. 1 Number 10

                              To All Employees



                        "Check It Out" Advertisement

Compares Washington Mutual With Ahmanson

For your information, attached is an advertisement that appeared in the New York Times and Los Angeles Times newspapers.

The ad compares the performance of WAMU and Ahmanson in certain respects, including stockholder return, dividend history and capital position. It also compares merger issues such as integration risk, track record and timing.

[A complete copy of the advertisement filed by Great Western Financial Corporation with the Securities and Exchange Commission on May 21, 1997, is attached to this bulletin.]

Published by Corporate Communications -- Great Western -- N 11 36 -- 9200 Oakdale Avenue, Chatsworth, CA 91311